[LETTERHEAD OF WEIL, GOTSHAL & MANGES LLP]
August 2, 2005
Via Edgar Transmission and Federal Express
Jennifer R. Hardy
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	International Wire Group, Inc.
Amendment No. 3 to Form S-1
Filed on July 21, 2005
File No. 333-120736
Dear Ms. Hardy:
     On behalf of International Wire Group, Inc., a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-120736). In connection with such filing, set forth below are responses to the comments of the Staff (the “Staff”) communicated in its letter dated July 28, 2005 and addressed to the Company. Unless otherwise indicated, all references to page numbers are to page numbers in Amendment No. 4.
MD&A – Overview, page 22
1.	We note that you have been notified by Viasystems that they are electing not to renew their insulating wire supply agreement and that will terminate, in accordance with its terms, on December 31, 2005. Please revise your disclosures, if applicable, to address the potential impact of this termination on the value of your customer relationship intangible asset.

Jennifer R. Hardy
August 2, 2005

The requested revision has been made on page 23.
Prior Comment 1
2.	We reviewed your response and revised disclosures. Regarding the impairment of trade names and trademarks that you recorded during the period ended December 31, 2004, it appears to us you have assumed that higher component costs will continue and you will be unable to pass-through these costs to your customers for the foreseeable future. Since we assume these are your expectations regarding future operations, it appears to us that they should be more prominently disclosed and discussed as such in your Overview in MD&A and in Risk Factors.

The requested revisions have been made on pages 10 and 22.
Prior Comment 3
3.	We reviewed your response and revised disclosures. Please revise the disclosures on page F-36 and F-50 to quantify the amount by which your coverage exceeds insurance settlements to date as of the most recent balance sheet date. In addition, please revise note (a) on page F-50 to quantify the amount of the settlement.

The requested revisions have been made on pages F-36 and F-50.
             Should you have any questions, please feel free to contact the undersigned at 214-746-7787 or R. Scott Cohen at 214-746-7738.

Sincerely,
/s/ Michael B. Farnell, Jr.
Michael B. Farnell, Jr.

cc:	Chris Edwards
Glenn Holler
Wendell Weakley
R. Scott Cohen